EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726



DELIVERED BY FAX 1-202-942-9624

March 7, 2005

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of December 31, 2004 third quarter financial statements
Filing of Management's Discussion and Analysis
Filing of Certifications: CEO and CFO

Dear Sir:

Please find enclosed a copy of Champion's December 31, 2004 third quarter financial statements, Champion's Management's Discussion and Analysis, and Champion's Certification of Interim Filings by CEO and CFO. All of these documents were Sedar filed in Canada on February 25, 2005.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

3/7

Exemption Number
82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2004

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

DECEMBER 31, 2004

CONTENTS

	PAGE
NOTE TO READER	I
INTERIM FINANCIAL STATEMENTS	
Balance Sheet	II
Statement of Loss and Deficit	III
Statement of Cash Flows	IV
Notes to Financial Statements	V - VII

EXEMPTION NUMBER
82-4485

NOTE TO READER

These interim financial statements of Champion Natural Health.Com Inc. for the three months and nine months ended December 31, 2004 have been prepared by management and have not been subject to review by the Company's auditors.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	December 31, 2004	March 31, 2004
CURRENT		
Cash and cash equivalents	$ 13,455	$ 27,819
Loan receivable (Note 3)	6,969	60,432
	20,424	88,251
INTANGIBLE ASSETS	25,000	100,000
	$ 45,424	$ 188,251

LIABILITIES

	December 31, 2004	March 31, 2004
CURRENT		
Accounts payable and accrued liabilities (Note 3)	$ 13,498	$ 26,232

SHAREHOLDERS' EQUITY

	December 31, 2004	March 31, 2004
CAPITAL STOCK (Note 6)	3,490,552	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(3,468,837)	(3,003,094)
	31,926	162,019
	$ 45,424	$ 188,251

See accompanying notes to interim financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31, 2004	For the Three Months Ended December 31, 2003	For the Nine Months Ended December 31, 2004	For the Nine Months Ended December 31, 2003
REVENUE				
Interest	$ -	$ -	$ -	$ 3,175
EXPENSES				
Officer's remuneration	9,000	9,000	27,000	27,000
Shareholders' information	1,089	963	9,403	15,244
Professional fees (income)	(5,828)	2,725	(6,835)	16,334
General	5,367	9,825	18,393	19,864
Transfer agent's fees and expenses	1,391	1,409	7,132	7,547
Maintenance fees	-	1,109	-	4,410
Interest	-	283	-	898
Amortization	25,000	26,203	75,000	78,611
	36,019	51,517	130,093	169,908
LOSS BEFORE THE FOLLOWING	(36,019)	(51,517)	(130,093)	(166,733)
OTHER REVENUE AND EXPENSES				
Write-off intangible assets	333,770	-	335,650	-
Write-off related to Wellbeing Inc.	-	-	-	10,000
	333,770	-	335,650	10,000
NET LOSS FOR THE PERIOD	(369,789)	(51,517)	(465,743)	(176,733)
DEFICIT, beginning of period	(3,099,048)	(2,963,999)	(3,003,094)	(2,838,783)
DEFICIT, end of period	$ (3,468,837)	$ (3,015,516)	$ (3,468,837)	$ (3,015,516)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.04)	$ (0.01)	$ (0.05)	$ (0.02)

See accompanying notes to interim financial statements.

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,	
	2004	2003	2004	2003
OPERATING ACTIVITIES				
Net loss for the period	$ (369,789)	$ (51,517)	$ (465,743)	$ (176,733)
Write-off intangible assets	333,770	-	335,650	-
Amortization	25,000	26,203	75,000	78,611
	(11,019)	(25,314)	(55,093)	(98,122)
Change in non-cash components of working capital				
Sundry receivable	-	-	-	3,958
Accounts payable and accrued liabilities	(14,679)	(12,944)	(12,734)	5,840
	(14,679)	(12,944)	(12,734)	9,798
	(25,698)	(38,258)	(67,827)	(88,324)
INVESTING ACTIVITIES				
Loan receivable	28,101	-	53,463	-
Mortgages receivable	-	-	-	95,000
	28,101	-	53,463	95,000
FINANCING ACTIVITY				
Loans payable	-	18,800	-	14,300
CHANGE IN CASH AND CASH EQUIVALENTS	2,403	(19,458)	(14,364)	20,976
CASH AND CASH EQUIVALENTS, beginning of period	11,052	54,102	27,819	13,668
CASH AND CASH EQUIVALENTS, end of period	$ 13,455	$ 34,644	$ 13,455	$ 34,644

See accompanying notes to interim financial statements.

Exemption Number
82-4435

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2004

1. DESCRIPTION OF BUSINESS

The company is currently an investment holding company with investments in the natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2004. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the March 31, 2004 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

(a) Loan receivable to an officer and director is non-interest bearing and due on demand.

(b) Accounts payable and accrued liabilities include $Nil (March 31, 2004 - $Nil) in accrued salary to an officer.

4. ACQUISITION OF WHOLLY OWNED SUBSIDIARY (See Note 7)

On February 27, 2004, the Company issued a press release stating it has entered into an agreement to acquire all of the issued and outstanding shares of Home Farms Technologies Asia Sdn. Bhd. ("Home Farms") in an arm's length transaction for U.S.$250,000. The purchase price of U.S.$250,000 was satisfied by issuing 500,000 units of the Company, each unit comprised of one subordinate voting share in the capital of the Company and one subordinate voting share purchase warrant, each warrant entitling the vendors to purchase a subordinate voting share of the Company for an exercise price of U.S.$0.60 for a period of two years following the closing. Home Farms is a start-up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. The transaction closed on September 2, 2004. The Company recorded the transaction using the March 2, 2004 Canadian dollar/United States dollar exchange rate.

The purchase price was allocated as follows:

Current assets	$	1,710
Equipment		8,205
Intangible assets		390,224
Loans payable		(64,489)
Share and warrants issued	$	335,650

Exemption Number 82-4835

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2004

5. INTANGIBLE ASSETS

	December 31, 2004			March 31, 2004
	Cost	Accumulated Amortization	Net	Net
Web site	$ 300,000	$ 275,000	$ 25,000	$ 100,000

During the fiscal year ended March 31, 2001, the Company, in exchange for 1,800,000 subordinate voting shares, acquired 50% interest in E-com Marketing ("E-com") and ITEC Software Solutions Inc. ("ITEC") valued at $450,000. On March 26, 2002, the Company, in exchange for its investment in shares of E-com and ITEC, acquired an ownership of a web site (site address: www.championnaturalhealth.com) valued at $300,000. Value assigned to the web site was the lower of the cost of shares exchanged and an estimated cost to develop the site. Commencing in fiscal 2003, the Company has amortized the cost over a three year period.

6. CAPITAL STOCK

Authorized

Unlimited number of subordinate voting shares, entitled to one vote per share
Unlimited number of multiple voting shares, entitled to 100 votes per share
Unlimited number of Class "A" shares, issuable in series
Unlimited number of Class "B" shares, issuable in series

Issued

	Subordinate Voting Shares		Multiple Voting Shares		Total
	#	$	#	$	$
Balance, March 31, 2003 and March 31, 2004	8,658,303	3,029,691	217,758	125,211	3,154,902
Issued in exchange for acquisition of wholly owned subsidiary (Note 4)	500,000	302,085	-	-	302,085
Balance, September 30, 2004	9,158,303	3,331,776	217,758	125,211	3,456,987

Issued

	Subordinate Voting Share Purchase Warrants		
	#	$	
Balance, March 31, 2004	-	-	-
Issued in exchange for acquisition of wholly owned subsidiary (Note 4)	500,000	33,565	33,565
Balance, September 30, 2004	500,000	33,565	33,565
Total			3,490,552

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2004

7. **SUBSEQUENT EVENT** (see Note 4)

Write-off of wholly-owned subsidiary

On February 17, 2005, the company issued a press release stating effective immediately, it is writing off its investment in Home Farms. Champion will write-off its investment in Home Farms in its third quarter unaudited financial statements.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, ON
M2M 4J4

MANAGEMENT'S DISCUSSION AND ANALYSIS
THIRD QUARTER 2005

The following discussion and analysis provides a review of current activities and a comparison of the performance and financial position of Champion Natural Health.com Inc. ("Champion") for the third quarter ended December 31, 2004. It should be read in conjunction with the financial statements and accompanying notes. The financial data in this document has been prepared in accordance with Canadian GAAP. Additional information relating to the Company is available on SEDAR at www.sedar.com. Comments in this document are prepared as of February 28, 2005.

Certain of the statements set forth in this MD&A, such as statements regarding planned activity and sales levels, gross margins, working capital, and the availability of capital resources to fund capital expenditures and working capital are forward-looking statements. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of events, including many factors beyond the control of the Company. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2005 could differ materially from those expressed in this document. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

The Company

Champion is at an early stage of development and has not had any revenues. In general, the Issuer's website shall provide customers with three services. The primary service will be real-time online consultations with professional natural health practitioners via live audio/video software operating on any current browser. Consumers will be able to see and hear their doctors, as well as interact in real-time from the comfort of their home or office computers. This service will be billed to consumers on an affordable per minute basis. The second service will be patient referrals from online doctors or specialists. Operating within the health community's guidelines for due diligence and professional care, doctors will be able to select from a variety of services within the consumer's geographic area, eliminating lengthy waiting times for ailing and chronic patients. Referral fees are expected to be a source of additional revenue to the Issuer. The third service offered by the Issuer will be web-based ordering of non prescription natural health products. Through the Issuer's website, consumers will be able to have their non prescription natural health product orders filled online and delivered to their home or office by courier within days. Many non prescription natural health products, such as Melatonin and Human Growth Hormones, are not available in North America and are considered illegal by Health Canada and the U.S. Food and Drug Administration. For many chronic and ailing patients, these and other products may offer the only hope available. Due to existing legislation in Canada and the United States, any person who feels they need these and other non prescription natural health products cannot be denied them, however they may not purchase the products within North America. To address this problem, the Issuer intends to develop strategic alliances with offshore referring pharmacists that will provide the Issuer's clients

EXEMPTION NUMBER 82-4485

with these highly sought after products legally. The Issuer expects this to be another source of its revenue.

On September 2, 2004, the Company acquired Home Farms Technologies Asia Sdn. Bhd. Home Farms is a start up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. As of this date, management still has to determine the direction it wants to take this technology, determine the different markets to explore, finalize a business strategy and plan, and most important raise the necessary equity financing to achieve its end goal. Also as of this date, the Company has not finalized its prototype and therefore revenue sources have not been identified. Home Farms is at an early stage of development and has not had any revenues.

On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. Champion will write off its investment in Home Farms in the third quarter unaudited financial statements.

Overall Performance

Champion is at an early stage of development and has not had any revenues. Champion anticipates taking its website www.championnaturalhealth.com live within six to nine months. The website requires equity financing to move forward to the next stage of development. On August 14, 2003, Champion acquired Wellbeing Inc. Wellbeing Inc. is a start-up company engaged in the self-referral preventative health care business utilizing total body MRI Scanning through consumer retail clinics. On November 19, 2003, Champion announced by press release that the Wellbeing Inc. acquisition was cancelled effective immediately. The year end financial statements dated March 31, 2004 reflect an expense of $10,000 related to this cancelled acquisition. On February 27, 2004, Champion announced that it has entered into an agreement to acquire Home Farms Technologies Asia Sdn. Bhd. ("Home Farms"). Home Farms is a start-up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. The transaction closed on September 2, 2004. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. Champion will write off its investment in Home Farms in the third quarter unaudited financial statements. On July 9, 2003, the second mortgage receivable of $95,000 was discharged. On March 2, 2004, Champion sold its property and equipment (condominium head office) in a related party transaction to the President of the Company for gross proceeds of $190,000.

Selected Annual Information

	2004	2003	2002
Revenue	3,175	13,627	23,001
Net loss	(164,311)	(389,409)	(1,621,755)
Net loss per share, basic and diluted	(0.02)	(0.04)	(0.20)

EXEMPTION NUMBER 82-4835

	2004	2003	2002
Total assets	188,251	409,536	888,936
Total long-term debt	Nil	Nil	Nil

The Company is at an early stage of development and has not had any revenue from operations (natural health).

Results of Operations

Sales; Gross Margin; Selling; General and Administrative Costs; and Amortization

The Company is at an early stage of development and has not had any revenues (from natural health and Home Farms). The Company expects to take it website www.championnaturalhealth.com "live" during the current fiscal year (2005). The Company has no experience in providing health services online. On September 2, 2004, the Company acquired Home Farms Technologies Asia Sdn. Bhd. Home Farms is a start up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. Home Farms is at an early stage of development and has not had any revenues. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. Champion will write off its investment in Home Farms in the third quarter unaudited financial statements. The Company had normal annual expenses for the year ended March 31, 2004 resulting in a net loss of $164,311 which includes amortization of $103,801.

Included in the above results are the following unusual items: gain on sale of property and equipment of $94,024; write off related to Wellbeing Inc. of $10,000; and a $30,000 bonus paid to the President of the Company.

For the third quarter ended December 31, 2004, the Company had a net loss for the period of $369,789 (2004 - $51,517) which includes amortization of $25,000 (2004 - $26,204). There was a write-off of intangible assets of $333,770 related to Home Farms in this period. There were no unusual items in the 2004 comparative period.

Summary of Quarterly Results

	Q1	Q2	Q3	Q4
2005				
Revenue	Nil	Nil	Nil	
Net (loss) profit	(42,353)	(53,601)	(369,789)	
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.04)	
2004				
Revenue	2,384	791	Nil	Nil

EXEMPTION NUMBER 82-4485

	Q1	Q2	Q3	Q4
Net (loss) profit	(41,547)	(83,669)	(51,517)	12,422
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.00)
2003				
Revenue	2,817	3,845	3,007	3,958
Net loss	(62,375)	(74,815)	(208,542)	(43,677)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

The Company is at an early stage of development and has not had any revenues from operations.

Financial Condition and Liquidity

At March 31, 2004 the Company had working capital of $62,019 (March 31, 2003 - $100,651). The decrease is a result of Nil revenue from operations and normal expenses in fiscal 2004. As the working capital decreases, the Company will have to rely on the capital markets to raise capital via equity and/or debt financing

Capital Resources

The Company has not committed to any major capital expenditures at this time. Champion expects to take its website www.championnaturalhealth.com "live" during the current fiscal year (2005). The website requires equity financing to move forward to the next stage of development.

On September 2, 2004, the Company acquired Home Farms Technologies Asia Sdn. Bhd. Home Farms is a start up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. Champion will write off its investment in Home Farms in the third quarter unaudited financial statements.

Related Party Transactions

On March 2, 2004, Champion sold its property and equipment (condominium head office) in a related party transaction to the President of the Company for gross proceeds of $190,000.

In addition to the annual salary and management fees of $36,000 Champion paid a $30,000 bonus to the President of the Company.

Changes in Accounting Policies

The Company has changed its policy of accounting for stock-based compensation in compliance with amended CICA pronouncements. This amended pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation whereby companies must

account for the fair value of the equity instrument at the date of the grant as an expense using an established option modeling tool, in this case the Black-Scholes model.

The Company has prospectively adopted the new standard effective April 1, 2003 (beginning of the previous fiscal year). As there were no options granted during the previous fiscal year nor during the first, second and third quarters of 2005, the adoption of this policy did not result in any changes to the financial statements.

Risk Factors

Champion's results are affected by the fact it has not taken its website www.championnaturalhealth.com "live" yet. Also, Champion closed the Home Farms acquisition on September 2, 2004. On February 17, 2005, the Company issued a press release stating effective immediately it is writing off its investment in Home Farms because of Home Farms' inability to properly manage itself. Champion will write off its investment in Home Farms in the third quarter unaudited financial statements. In addition to these risks, Champion's financial performance may be affected, favourably or adversely, by other external factors as described below.

Market Conditions

Demand for the Company's future products and services from natural health may not be sufficient to allow Champion to be profitable.

Financing

The Company requires equity financing to move forward to the next stage of development of its website www.championnaturalhealth.com. There is no assurance that such additional financing will be available when required or, if available, that it could be obtained on favourable terms.

Bank Debt and Long Term Debt

The Company currently has no bank debt or long term debt.

Development of New Technology

The degree of future profitability of the Company will be somewhat dependent on the successful launch of its website and any future related development that is required.

Competition

The Company has only recently entered the healthcare industry and has no experience in providing health services online. The Company's business would be subject to strong competition with companies that have significantly greater resources and other smaller companies which have certain competitive advantages. This competition is for sales and for the services of key personnel. The Company's future success is dependent, in part, on its ability to attract and retain qualified personnel and product lines and maintain its service quality.

EXEMPTION NUMBER 82-4435

Intellectual Property and Proprietary Rights

Despite Champion's efforts to safeguard and maintain its proprietary rights, there can be no assurance that Champion will be successful in doing so or that the steps taken by Champion in this regard will be adequate to deter misappropriation or independent third party development of Champion's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using Champion's products or technology. In addition, policing unauthorized use of Champion's products is difficult, and while Champion is unable to determine the extent to which piracy of its technology exists, such piracy may currently be or could become a problem. Champion may be subject to additional risks if it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of Champion's rights may be ineffective in such countries. Further, there can be no assurance that third parties will not assert infringement or misappropriation claims against Champion in the future with respect to current or future products.

Litigation to defend and enforce Champion's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Champion's business, operating results and financial condition, regardless of the final outcome of such litigation.

Shares Outstanding

9,158,303 subordinate voting shares
945,000 subordinate voting share purchase warrants
217,758 multiple voting shares

Larry Melnick
President
February 28, 2005

EXEMPTION NUMBER
82-4485

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Larry Melnick, the Chief Financial Officer of Champion Natural Health.com Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Champion Natural Health.com Inc.** (the issuer) for the interim period ending **December 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 31, 2004

(Signed)
Larry Melnick
Chief Financial Officer

EXEMPTION NUMBER 82-4485

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Larry Melnick, the Chief Executive Officer of Champion Natural Health.com Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Champion Natural Health.com Inc.** (the issuer) for the interim period ending **December 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 31, 2004

(Signed)
Larry Melnick
Chief Executive Officer